UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2006
SCHEDULE 13G	Estimated average burden hours per response. . 11

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(b) (1)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

NuVasive, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

670704105

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670704105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership (“KPCB VIII”) 77-0431351

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,110,841

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,110,841

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,110,841

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.5%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KPCB VIII Associates, L.P., a California limited partnership (“KPCB VIII Associates”) 94-3240818

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
1,175,245 shares, of which 1,110,841 shares are directly held by KPCB VIII and 64,404 shares are directly held by KPCB VIII Founders Fund.  KPCB VIII Associates is the general partner of KPCB VIII and KPCB VIII-Founders Fund.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
1,175,245 shares, of which 1,110,841 shares are directly held by KPCB VIII and 64,404 shares are directly held by KPCB VIII Founders Fund.  KPCB VIII Associates is the general partner of KPCB VIII and KPCB VIII-Founders Fund.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,245

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 670704105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph Lacob

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 73,442

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 73,442

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,442

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer NuVasive Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4545 Towne Centre Court San Diego, CA 92121

Item 2.
	(a)	Name of Person Filing Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership KPCB VIII Associates, L.P., a California limited partnership Joseph Lacob
	(b)	Address of Principal Business Office or, if none, Residence c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road, Menlo Park, California 94025
	(c)	Citizenship The entities listed in 2(a) are California limited partnerships. The individual listed in 2(a) is a United States citizen.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 670704105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership See rows 5-11 of cover pages hereto.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

[The remainder of this page intentionally left blank.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2006
KPCB VIII ASSOCIATES, L.P., A
CALIFORNIA LIMITED PARTNERSHIP

Signature	/s/ Brook H. Byers
Brook H. Byers,
A General Partner

KLEINER PERKINS CAUFIELD & BYERS
VIII, L.P., A CALIFORNIA LIMITED
PARTNERSHIP

By:	KPCB VIII Associates, L.P., a California
Limited Partnership, its General Partner

Signature	/s/ Brook H. Byers
Brook H. Byers,
A General Partner

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	9

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d–1 of the Act the statement dated December 31, 2005 containing the information required by Schedule 13G, for the securities of NuVasive Incorporated, held by Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership, and with respect to its general partner, such other holdings as may be reported therein.

Date:	February 14, 2006
KPCB VIII ASSOCIATES, L.P., A
CALIFORNIA LIMITED PARTNERSHIP

Signature	/s/ Brook H. Byers
Brook H. Byers,
A General Partner

KLEINER PERKINS CAUFIELD & BYERS
VIII, L.P., A CALIFORNIA LIMITED
PARTNERSHIP

By:	KPCB VIII Associates, L.P., a California
Limited Partnership, its General Partner

Signature	/s/ Brook H. Byers
Brook H. Byers,
A General Partner